FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For October 2007
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.
ROYAL DUTCH SHELL PLC
(Registrant)

By: /s/ Michiel Brandjes

Name:	Michiel Brandjes
Title:	Company Secretary
Date: October 25, 2007

Royal Dutch Shell
3rd Quarter 2007 results
•	Royal Dutch Shell’s third quarter 2007 earnings, on a current cost of supply (CCS) basis, were $6.4 billion compared to $6.9 billion a year ago. Basic CCS earnings per share decreased by 6% versus the same quarter a year ago.

•	From 2007 onwards the Group is declaring its dividends in US dollars rather than in euros. A third quarter 2007 dividend has been announced of $0.36 per share, an increase of 14% over the US dollar dividend for the same period in 2006.

•	$1.5 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation during the quarter.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented: “Given the weaker industry refining margins we have seen in the quarter, these are satisfactory results, underpinned by Shell’s operating performance. We continue to rejuvenate our portfolio with sustained investment in new legacy assets, and through disposals. I am pleased with progress during the quarter, with the launch of new refining and liquefied natural gas projects, and further asset sales. The execution of our strategy is on track.”
Summary unaudited results

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3%[1]
2007	2007	2006			2007	2006	%
6,916	8,667	5,942	+16	Income attributable to shareholders	22,864	20,159	+13
(524)	(1,111)	1,006		Estimated CCS adjustment for Oil Products and Chemicals (see note 2)	(1,984)	(809)

6,392	7,556	6,948	-8	CCS earnings	20,880	19,350	+8

1.10	1.38	0.93		Basic earnings per share ($)	3.64	3.13
(0.08)	(0.18)	0.16		Estimated CCS adjustment per share ($)	(0.31)	(0.13)

1.02	1.20	1.09	-6	Basic CCS earnings per share ($)	3.33	3.00	+11

0.36	0.36	0.315		Dividend per ordinary share ($)[2]	1.08	0.945

[1]	Q3 on Q3 change

[2]	From 2007 onwards dividends are declared in US dollars. 2006 dividends were declared in euros and translated, for comparison purposes, to US dollars (based on the US dollar dividend of American Depositary Receipts in the applicable period converted to ordinary shares).
he information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, 4366849, Shell Centre, London, SE1 7NA, UK

Key features of the third quarter 2007
•	Third quarter 2007 CCS earnings were $6,392 million or 8% lower than in the same quarter a year ago.

•	Third quarter 2007 reported income was $6,916 million or 16% higher than in the same quarter a year ago.

•	Exploration & Production segment earnings were $3,510 million compared with $3,743 million in the third quarter 2006. Earnings, when compared to the third quarter of 2006, were mainly impacted by lower volumes, higher tax charges and higher costs, reflecting current industry conditions, partly offset by the impact of higher oil prices on revenues.

•	Gas & Power segment earnings were $568 million compared to $781 million a year ago. Earnings, when compared to the third quarter of 2006, reflected lower marketing and trading results and reduced gas-to-liquids (GTL) sales volumes due to a planned shutdown of the Bintulu GTL plant, which were partly offset by higher revenues from increased equity liquefied natural gas (LNG) sales volumes.

•	Oil Products CCS segment earnings were $1,651 million compared to $2,160 million in the third quarter 2006. Earnings, when compared to the third quarter of 2006, were mainly impacted by lower realised refining margins, a lower contribution from trading and higher operating costs, which were partly offset by a gain related to a tax rate change in Germany.

•	Chemicals CCS segment earnings were $360 million compared to $335 million in 2006, mainly reflecting improved margins, which were partly offset by a reduced trading contribution.

•	Cash flow from operating activities was $9.1 billion compared to $10.1 billion in the third quarter 2006. Excluding working capital movements and taxation effects, cash flow from operating activities was $9.8 billion compared to $9.6 billion a year ago (see note 7).

•	Total cash returned to shareholders in the form of dividends and share repurchases in the third quarter 2007 was $3.7 billion.

•	Capital investment for the third quarter 2007 was $6.8 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 23%.

•	Gearing (see note 5) was 12.1% at the end of the third quarter 2007 versus 13.4% at the end of the third quarter 2006.

•	As from the fourth quarter 2007, the Oil Sands segment information will be reported as a separate Downstream business segment. The Oil Sands segment information is currently reported under the Upstream Exploration & Production segment.

Basic earnings per share (see notes 1, 2 and 8)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
1.10	1.38	0.93	Earnings per share ($)	3.64	3.13
1.02	1.20	1.09	CCS earnings per share ($)	3.33	3.00
Diluted earnings per share (see notes 1, 2 and 8)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
1.10	1.38	0.93	Earnings per share ($)	3.63	3.12
1.02	1.20	1.09	CCS earnings per share ($)	3.32	2.99
Summary segment earnings (see notes 2 and 4)

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
				Segment earnings
3,510	3,301	3,743		Exploration & Production	10,319	11,485
568	779	781		Gas & Power[2]	2,150	2,054
1,651	2,936	2,160		Oil Products (CCS basis)	6,075	5,558
360	494	335		Chemicals (CCS basis)	1,334	822
413	177	266		Corporate[2]	1,391	45
(110)	(131)	(337)		Minority interest	(389)	(614)

6,392	7,556	6,948	-8	CCS earnings	20,880	19,350	+8

[1]	Q3 on Q3 change

[2]	As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the third quarter 2006 and the nine months period of 2006 results were reclassified and are impacted by $(6) million and $(14) million in the Gas & Power segment and by $6 million and $14 million in the Corporate segment, respectively.

Summary segment earnings — continued
Earnings in the third quarter 2007 reflected the following items, which in aggregate amounted to a net income of $265 million (compared to a net charge of $77 million in the third quarter 2006) as summarised in the table below:
•	Exploration & Production earnings included a net income of $130 million. Earnings for the third quarter 2007 included a gain of $143 million related to an impairment reversal and a combined gain of $228 million related to tax impacts and the benefit of a tax rate change in Germany. These gains were partly offset by charges of $93 million related to the mark-to-market valuation impact of certain UK gas contracts, the write-off of exploration costs in Alaska of $77 million and a $71 million charge related to a one-time pension liability impact (see below). Earnings for the third quarter 2006 included a net charge of $163 million reflecting a gain of $147 million related to the mark-to-market valuation of certain UK gas contracts, more than offset by charges of $310 million related to a UK tax increase effective as from January 1, 2006.

•	Gas & Power earnings included a net charge of $4 million, reflecting a gain of $11 million related to a tax rate change in Germany, which was more than offset by charges of $10 million related to a one-time pension liability impact (see below) and $5 million related to the mark-to-market valuation impact of certain gas contracts.

•	Oil Products earnings included a net income of $121 million, reflecting a gain of $149 million related to a tax rate change in Germany, which was partly offset by a charge of $28 million related to a one-time pension liability impact (see below).

•	Chemicals earnings included a net income of $18 million, reflecting a gain of $19 million related to a tax rate change in Germany, which was partly offset by a charge of $1 million related to a one-time pension liability impact (see below).

•	Corporate earnings did not include any identified items for the third quarter 2007. Earnings for the third quarter 2006 included $86 million related to tax credits.
The Shell Group earnings included a combined charge of $110 million related to a one-time impact on past-service pension liabilities due to implementation of a revised structure for certain employees’ remuneration, of which the major elements arose in the Exploration & Production and Oil Products segment earnings.
Summary table:

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
			Segment earnings impact of identified items:
130	153	(163)	Exploration & Production	387	254
(4)	247	—	Gas & Power	282	—
121	205	—	Oil Products (CCS basis)	150	(65)
18	—	—	Chemicals (CCS basis)	18	(30)
—	55	86	Corporate	459	(314)
—	—	—	Minority interest	—	(41)

265	660	(77)	CCS earnings impact	1,296	(196)

These items generally relate to events with an impact of greater than $50 million on Shell Group earnings and are shown to provide additional insight in the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’ on page 5 and onwards.

Earnings per industry segment
Upstream

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
$/bbl			Realised Oil Prices (period average)	$/bbl
70.74	64.41	65.60	WOUSA	63.32	62.35
70.34	61.06	62.57	USA	60.72	60.77
70.69	63.92	65.13	Global	62.95	62.15

$/thousand scf			Realised Gas Prices (period average)	$/thousand scf
6.69	5.95	6.43	Europe	6.86	6.72
4.07	4.01	4.05	WOUSA (including Europe)	4.27	4.35
6.53	7.78	7.31	USA	7.16	8.04
4.57	4.74	4.77	Global	4.84	5.09

			Oil and gas marker industry prices (period average)
74.84	68.86	69.63	Brent ($/bbl)	67.15	66.97
75.24	64.89	70.44	WTI ($/bbl)	66.06	68.06
6.14	7.56	6.05	Henry Hub ($/MMBtu)	6.94	6.80
30.68	20.20	33.77	UK National Balancing Point (pence/therm)	24.39	45.93
Exploration & Production

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
3,510	3,301	3,743	-6	Segment earnings	10,319	11,485	-10

1,874	1,908	2,054	-9	Crude oil production (thousand b/d)	1,914	1,973	-3
7,329	7,367	6,942	+6	Natural gas production available for sale (million scf/d)	7,886	8,365	-6
3,137	3,178	3,251	-4	Barrels of oil equivalent (thousand boe/d)	3,273	3,415	-4

[1]	Q3 on Q3 change
Third quarter Exploration & Production segment earnings were $3,510 million compared to $3,743 million a year ago.
Third quarter Exploration & Production earnings included a net income of $130 million, comprising a gain of $143 million related to an impairment reversal and a combined gain of $228 million related to tax impacts and the benefit of a tax rate change in Germany. These gains were partly offset by charges of $93 million related to the mark-to-market valuation impact of certain UK gas contracts, exploration write-offs in Alaska of $77 million and a $71 million charge related to a one-time pension liability impact. Earnings for the third quarter 2006 included a net charge of $163 million reflecting a gain of $147 million related to the mark-to-market valuation of certain UK gas contracts, more than offset by charges of $310 million related to a UK tax increase effective as from January 1, 2006.

Earnings, when compared to the third quarter 2006, were mainly impacted by lower volumes, higher tax charges and higher costs, reflecting current industry conditions, partly offset by the impact of higher oil prices on revenues. In addition, higher exploration expenses, and lower profits from the Sakhalin project, as a consequence of the partial divestment in the second quarter 2007, impacted earnings when compared to the third quarter 2006.
Liquids realisations were 9% higher than in the third quarter 2006, following marker crudes Brent and WTI which were both up 7%. Gas realisations were 4% lower than a year ago. Outside the USA gas realisations were relatively unchanged whereas in the USA gas realisations decreased by 11%.
Third quarter 2007 production was 3,137 thousand barrels of oil equivalent per day compared to 3,251 thousand barrels of oil equivalent per day a year ago. Total crude oil production (including oil sands) was down 9% and total natural gas production was up 6% when compared to the third quarter 2006. Third quarter 2007 production was mainly impacted by field decline rates and divested volumes, which were partly offset by new fields production and ramp-up volumes when compared to the same quarter last year.
Production compared to the third quarter 2006 included increased volumes from E8 and B12 (Shell share 50%) in Malaysia, Pohokura (Shell share 48%) in New Zealand, West Salym (Shell share 50%) in Russia, Changbei (Shell share 50%) in China, Erha (Shell share 44%) in Nigeria, Merganser (Shell share 44%) in the UK, Enfield in Australia (Shell share 21%, indirect) and Deimos (Shell share 71.5%) in the USA.
Third quarter portfolio developments:
In Austria, Shell announced that it has signed a Sale and Purchase Agreement for the sale of its 25% equity holding in Austrian oil and gas producer, Rohöl-Aufsuchungs AG (RAG) with completion expected late 2007 or early 2008.
In Norway, Shell announced that it has entered into an agreement with E.ON Ruhrgas Norge AS to sell its 28% equity interests in the undeveloped Skarv and Idun fields for $893 million. The sale is subject to the relevant regulatory approval and is expected to be completed by end 2007.
In Russia, Shell and Rosneft Open Joint Stock Company have concluded an agreement on Strategic Cooperation, which provides for a joint implementation of upstream and downstream oil and gas projects both in Russia and elsewhere.
Also in Russia, Shell and JSC Tatneft concluded an agreement for a Strategic Partnership to devise a programme for heavy oil development in Tatarstan as well as other potential joint activities, including the acquisition of new licenses for hydrocarbon exploration in Tatarstan and elsewhere in Russia.
In the United States, Shell announced first production from the Deimos (Shell share 71.5%) discovery in the Gulf of Mexico Mars Basin with a peak production capacity for Phase I of 30 thousand barrels of oil equivalent per day.
In Norway, first gas was produced from the Ormen Lange field (Shell share 17%) with a peak production capacity of some 420 thousand barrels of oil equivalent per day.

Gas & Power

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
568	779	781	-27	Segment earnings[2]	2,150	2,054	+5

3.29	3.25	2.94	+12	Equity LNG sales volume (million tonnes)	9.84	8.78	+12

[1]	Q3 on Q3 change

[2]	As from 2007, the Gas & Power earnings include earnings generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments. For comparison purposes, the third quarter 2006 and nine months period of 2006 results were reclassified and were impacted by $(6) million and $(14) million respectively.
Third quarter Gas & Power segment earnings were $568 million compared to $781 million a year ago. Third quarter 2007 earnings included a net charge of $4 million, reflecting a gain of $11 million related to a tax rate change in Germany, which was more than offset by charges of $10 million related to a one-time pension liability impact and $5 million related to the mark-to-market valuation impact of certain gas contracts.
Earnings, when compared to the third quarter 2006, reflected lower marketing and trading results and reduced gas-to-liquids (GTL) sales volumes due to a planned shutdown of the Bintulu GTL plant, which were partly offset by higher earnings from increased equity liquefied natural gas (LNG) sales volumes.
LNG equity sales volumes of 3.29 million tonnes were 12% higher than in the same quarter a year ago, driven by additional sales mainly at Nigeria LNG (Shell interest 26%) due to increased feedgas supply.
Marketing and trading earnings benefited from storage optimisation in the third quarter 2007. Earnings, when compared to the same period last year, were lower due to less favourable overall trading conditions in both Europe and North America.
Third quarter portfolio developments:
In Qatar, Shell and Qatar Petroleum announced the formation of Qatar Liquefied Gas Company Limited (4), a joint venture of Qatar Petroleum (70%) and Shell (30%), which signed a Sale and Purchase Agreement with Shell as the buyer of all the LNG volumes produced by the joint venture. An agreement was also signed with Qatargas Transport Company Limited (Nakilat), in which Shell was appointed as the shipping and maritime services provider for Nakilat’s fleet of at least 25 newly built liquefied natural gas carriers.
In Australia, the final investment decision was taken by Woodside Petroleum Ltd. (Shell interest 34.27%) for the development of the Pluto LNG project in North-West Australia. The Australian Federal Ministry for the Environment issued government approval for the Pluto project in October.
Shell and Petrochina concluded a binding Heads of Agreement for the supply of 1 million tonnes per annum of LNG, for 20 years, from the Gorgon project in North-West Australia, conditional on a final investment decision being taken by the Gorgon Joint Venture partners. Gorgon received State and Federal environmental approval during the quarter.

Downstream

	QUARTERS			NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
			Refining marker industry gross margins
	$/bbl		(period average)	$/bbl
8.05	23.10	13.25	ANS US West Coast coking margin	17.75	16.15
15.40	27.05	14.70	WTS US Gulf Coast coking margin	18.45	16.00
3.50	6.30	3.45	Rotterdam Brent complex	4.50	3.50
2.50	3.60	0.95	Singapore 80/20 Arab light/Tapis complex	3.05	2.05
Oil Products

	QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
2,153	3,928	1,214		Segment earnings	7,883	6,334
(502)	(992)	946		Estimated CCS adjustment — see note 2	(1,808)	(776)

1,651	2,936	2,160	-24	Segment CCS earnings	6,075	5,558	+9

3,887	3,806	3,907	-1	Refinery intake (thousand b/d)	3,768	3,852	-2
6,756	6,490	6,521	+4	Total Oil products sales (thousand b/d)	6,552	6,491	+1

[1]	Q3 on Q3 change
Third quarter Oil Products segment earnings were $2,153 million compared to $1,214 million for the same period last year.
Third quarter Oil Products CCS segment earnings were $1,651 million compared to $2,160 million in the third quarter of 2006. Earnings for the third quarter 2007 included a net income of $121 million, reflecting a gain of $149 million related to a tax rate change in Germany, which was partly offset by charges of $28 million related to a one-time pension liability impact.
CCS earnings, when compared to the third quarter of 2006, were mainly impacted by lower realised refining margins, a lower contribution from trading and higher operating costs, which were partly offset by a gain related to a tax rate change in Germany.
In Manufacturing, Supply and Distribution industry refining margins, when compared to the same period a year ago, were higher in the eastern hemisphere and in US Gulf Coast, whilst US West Coast margins declined. Refining margins in Europe were essentially unchanged when compared to the levels of the third quarter of 2006. Despite the hurricane impact in the US Gulf Coast, refinery availability remained relatively stable at 93%, compared to 94% in the third quarter of 2006.
In marketing, when compared to the same period a year ago, earnings were relatively stable due to continued strong retail, lubricants and B2B earnings.
Marketing sales volumes were in line with volumes in the third quarter 2006. Excluding the impact of divestments, volumes were 2.2% higher than in the third quarter 2006, mainly because of higher retail sales.
Third quarter portfolio developments:
In the USA, Shell announced, through Motiva Enterprises (Shell share 50%), the final investment decision to proceed with a 325,000 barrels per day capacity expansion at the Port Arthur Refinery, making this the largest refinery in the USA with a total crude oil throughput capacity of 600,000 barrels per day.

In France, Shell has signed a Letter of Intent for the possible sale of its Petit Couronne and Reichstett Vendenheim refineries. The sale, amounting to some $875 million, with completion to be expected during 2008, is subject to staff consultation and regulatory approval.
Also in France, Shell has received an offer for the sale of its Berre-l’Etang refinery site complex and associated infrastructure and businesses. A purchase price of $700 million has been agreed with completion to be expected in early 2008. The sale is subject to staff consultation and regulatory approval.
In Scandinavia, Shell has signed an agreement, which will result in the rebranding of a planned 269 service stations across Norway, Sweden and Denmark.
Chemicals

	QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
397	626	251		Segment earnings	1,550	880
(37)	(132)	84		Estimated CCS adjustment — see note 2	(216)	(58)

360	494	335	+7	Segment CCS earnings	1,334	822	+62

5,702	5,653	5,636	+1	Sales volumes (thousand tonnes)	16,922	17,447	-3

[1]	Q3 on Q3 change
Third quarter Chemicals segment earnings were $397 million compared to $251 million for the same period last year.
Third quarter Chemicals CCS segment earnings were $360 million compared to $335 million in the same quarter last year. Earnings for the third quarter 2007 included a net income of $18 million, reflecting a gain of $19 million related to a tax rate change in Germany, which was partly offset by a charge of $1 million related to a one-time pension liability impact.
Earnings reflected improved margins, which were mostly offset by a reduced trading contribution.
Chemicals manufacturing plant availability increased to 94%, some 6% points higher than in the third quarter 2006, which was impacted by a heavy planned maintenance programme in the USA and Europe.
Corporate

	QUARTERS		$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
413	177	266	Segment earnings[1]	1,391	45

[1]	As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. For comparison purposes, the third quarter 2006 and the nine months period of 2006 results were reclassified and are impacted by $6 million and $14 million respectively.
Third quarter Corporate segment earnings were $413 million compared to an income of $266 million for the same period last year. Earnings for the third quarter 2006 included $86 million related to tax credits.
Earnings, when compared to the third quarter 2006, reflected higher insurance underwriting income, improved net interest income and positive results from exchange rate movements which were partly offset by lower tax credits.

Note
All amounts shown throughout this report are unaudited.
Fourth quarter results for 2007 are expected to be announced on January 31, 2008. First quarter results for 2008 are expected to be announced on April 29, 2008, second quarter results are expected to be announced on July 31, 2008 and third quarter results are expected to be announced on October 30, 2008. There will be a Group strategy update on March 17, 2008.
In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate’’, ''believe’’, ''could’’, ’’estimate’’, ''expect’’, ''intend’’, ''may’’, ''plan’’, ''objectives’’, ''outlook’’, ’’probably’’, ''project’’, ''will’’, ''seek’’, ''target’’, ''risks’’, ''goals’’, ''should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K, File No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
October 25, 2007

Appendix 1: Royal Dutch Shell financial report and tables
Statement of income (see note 1)

	QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
90,703	84,896	84,254		Revenue[2]	249,079	243,345
76,713	68,715	70,383		Cost of sales	206,094	200,143

13,990	16,181	13,871	+1	Gross profit	42,985	43,202	-1

3,843	4,120	4,126		Selling, distribution and administrative expenses	11,741	11,968
608	450	401		Exploration expenses	1,330	932
1,912	2,138	1,358		Share of profit of equity accounted investments	5,858	5,010
(38)	(477)	(60)		Net finance costs and other (income)/expense	(1,416)	(168)

11,489	14,226	10,762	+7	Income before taxation	37,188	35,480	+5

4,448	5,415	4,507		Taxation	13,895	14,682

7,041	8,811	6,255	+13	Income for the period	23,293	20,798	+12

125	144	313		Income attributable to minority interest	429	639

6,916	8,667	5,942	+16	Income attributable to shareholders	22,864	20,159	+13

[1]	Q3 on Q3 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $20,830 million in Q3 2007, $18,993 million in Q2 2007, $17,305 million in Q1 2007, $18,472 million in Q3 2006, $17,984 million in Q2 2006 and $16,709 million in Q1 2006.

Earnings by industry segment (see notes 2 and 4)

	QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
				Exploration & Production:
2,650	2,385	2,650	0	World outside USA	7,691	8,459	-9
860	916	1,093	-21	USA	2,628	3,026	-13

3,510	3,301	3,743	-6		10,319	11,485	-10

				Gas & Power[2]:
500	494	588	-15	World outside USA	1,676	1,763	-5
68	285	193	-65	USA	474	291	+63

568	779	781	-27		2,150	2,054	+5

				Oil Products (CCS basis):
1,316	1,827	1,665	-21	World outside USA	4,301	4,068	+6
335	1,109	495	-32	USA	1,774	1,490	+19

1,651	2,936	2,160	-24		6,075	5,558	+9

				Chemicals (CCS basis):
368	454	348	+6	World outside USA	1,291	830	+56
(8)	40	(13)		USA	43	(8)

360	494	335	+7		1,334	822	+62

6,089	7,510	7,019	-13	TOTAL OPERATING SEGMENTS	19,878	19,919

				Corporate[2]:
122	158	37		Interest and investment income/(expense)	863	75
57	20	(19)		Currency exchange gains/(losses)	123	20
234	(1)	248		Other — including taxation	405	(50)

413	177	266			1,391	45

(110)	(131)	(337)		Minority interest	(389)	(614)

6,392	7,556	6,948	-8	CCS EARNINGS	20,880	19,350	+8

				Estimated CCS adjustment for Oil Products
524	1,111	(1,006)		and Chemicals	1,984	809

				Income attributable to shareholders of
6,916	8,667	5,942	+16	Royal Dutch Shell plc	22,864	20,159	+13

[1]	Q3 on Q3 change

[2]	As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the third quarter 2006 and the nine months period of 2006 results were reclassified and are impacted by $(6) million and $(14) million in the Gas & Power segment and by $6 million and $14 million in the Corporate segment, respectively.

Summarised balance sheet (see notes 1 and 6)

	$ million
	Sep 30	Jun 30	Sep 30
	2007	2007	2006
ASSETS
Non-current assets:
Intangible assets	5,307	5,126	4,697
Property, plant and equipment	96,611	90,584	96,133
Investments:
equity accounted investments	28,717	27,185	19,453
financial assets	2,987	2,954	3,914
Deferred tax	3,375	3,108	2,664
Prepaid pension costs	5,045	4,772	3,459
Other	5,903	5,548	4,598

	147,945	139,277	134,918

Current assets:
Inventories	27,906	26,497	23,391
Accounts receivable	61,636	60,649	63,895
Cash and cash equivalents	14,092	15,117	11,240

	103,634	102,263	98,526

TOTAL ASSETS	251,579	241,540	233,444

LIABILITIES
Non-current liabilities:
Debt	12,660	12,236	7,665
Deferred tax	13,665	13,159	12,485
Retirement benefit obligations	6,449	6,282	6,298
Other provisions	12,467	10,877	8,793
Other	3,797	3,784	4,346

	49,038	46,338	39,587

Current liabilities:
Debt	4,683	5,266	6,395
Accounts payable and accrued liabilities	63,224	61,978	64,445
Taxes payable	12,144	11,214	10,679
Retirement benefit obligations	338	324	284
Other provisions	2,126	2,076	1,763

	82,515	80,858	83,566

TOTAL LIABILITIES	131,553	127,196	123,153

Equity attributable to shareholders of Royal Dutch Shell plc	118,194	112,621	101,604

Minority interest	1,832	1,723	8,687

TOTAL EQUITY	120,026	114,344	110,291

TOTAL LIABILITIES AND EQUITY	251,579	241,540	233,444

Summarised statement of cash flows (see notes 1 and 7)

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
			CASH FLOW FROM OPERATING ACTIVITIES:
7,041	8,811	6,255	Income for the period	23,293	20,798
			Adjustment for:
4,798	5,460	4,403	Current taxation	14,525	14,181
126	130	145	Interest (income)/expense	454	498
2,842	3,238	3,365	Depreciation, depletion and amortisation	9,340	9,309
(55)	(1,133)	(86)	(Profit)/loss on sale of assets	(1,550)	(279)
(728)	(1,704)	560	Decrease/(increase) in net working capital	(2,831)	(4,695)
(1,912)	(2,138)	(1,358)	Share of profit of equity accounted investments	(5,858)	(5,010)
1,567	1,519	1,450	Dividends received from equity accounted investments	4,673	4,066
(109)	214	133	Deferred taxation and other provisions	(47)	1,614
346	(676)	(299)	Other	(777)	(317)

13,916	13,721	14,568	Cash flow from operating activities (pre-tax)	41,222	40,165

(4,777)	(4,873)	(4,489)	Taxation paid	(12,054)	(14,428)

9,139	8,848	10,079	Cash flow from operating activities	29,168	25,737

			CASH FLOW FROM INVESTING ACTIVITIES:
(5,550)	(5,652)	(5,408)	Capital expenditure	(16,563)	(15,857)
(644)	(319)	(126)	Investments in equity accounted investments	(1,333)	(534)
174	6,270	289	Proceeds from sale of assets	6,824	1,006
57	279	37	Proceeds from sale of equity accounted investments	451	81
35	585	(22)	Proceeds from sale of / (additions to) financial assets	1,175	(33)
292	295	285	Interest received	872	759

(5,636)	1,458	(4,945)	Cash flow from investing activities	(8,574)	(14,578)

			CASH FLOW FROM FINANCING ACTIVITIES:
554	(1,185)	(732)	Net increase/(decrease) in debt with maturity period within three months	(290)	(49)
			Other debt:
—	1,634	191	New borrowings	4,396	2,073
(1,235)	(274)	(302)	Repayments	(3,122)	(1,360)
(282)	(290)	(330)	Interest paid	(923)	(952)
(10)	(3,585)	287	Change in minority interests	(6,705)	1,070
(1,463)	(900)	(2,801)	Net issue/(repurchase) of shares	(2,849)	(6,657)
			Dividends paid to:
(2,283)	(2,300)	(2,083)	Shareholders of Royal Dutch Shell plc	(6,683)	(6,012)
(67)	(77)	(53)	Minority interest	(186)	(258)
			Treasury shares:
200	568	149	Net sales/(purchases) and dividends received	752	375

(4,586)	(6,409)	(5,674)	Cash flow from financing activities	(15,610)	(11,770)

58	36	6	Currency translation differences relating to cash and cash equivalents	106	121

(1,025)	3,933	(534)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	5,090	(490)

15,117	11,184	11,774	Cash and cash equivalents at beginning of period	9,002	11,730

14,092	15,117	11,240	Cash and cash equivalents at end of period	14,092	11,240

Operational data – Upstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
406	442	433		Europe	432	484
333	305	346		Africa	326	335
214	235	254		Asia Pacific	227	239
445	428	489		Middle East, Russia, CIS	431	446
314	328	353		USA	328	313
80	79	81		Other Western Hemisphere	80	82

1,792	1,817	1,956		Total crude oil production excluding oil sands	1,824	1,899
82	91	98		Production from oil sands	90	74

1,874	1,908	2,054	-9	Total crude oil production including oil sands	1,914	1,973	-3

million scf/d2				NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d2

2,231	2,496	2,125		Europe	2,939	3,521
623	601	475		Africa	581	467
2,587	2,414	2,356		Asia Pacific	2,486	2,408
248	251	273		Middle East, Russia, CIS	253	299
1,131	1,091	1,186		USA	1,128	1,160
509	514	527		Other Western Hemisphere	499	510

7,329	7,367	6,942	+6		7,886	8,365	-6

thousand boe/d3				TOTAL PRODUCTION IN BARRELS OF OIL EQUIVALENT	thousand boe/d3

790	872	800		Europe	939	1,091
440	409	428		Africa	426	416
660	651	660		Asia Pacific	656	654
488	471	536		Middle East, Russia, CIS	474	497
509	516	557		USA	522	513
168	168	172		Other Western Hemisphere	166	170

3,055	3,087	3,153		Total production excluding oil sands	3,183	3,341
82	91	98		Oil sands	90	74

3,137	3,178	3,251	-4	Total production including oil sands	3,273	3,415	-4

[1]	Q3 on Q3 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data — Downstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2007	2007	2006%[1]			2007	2006	%
thousand b/d				REFINERY PROCESSING INTAKE	thousand b/d
1,813	1,713	1,758		Europe	1,705	1,708
852	810	797		Other Eastern Hemisphere	808	814
851	905	965		USA	883	964
371	378	387		Other Western Hemisphere	372	366

3,887	3,806	3,907	-1		3,768	3,852	-2

				OIL SALES
2,176	2,224	2,256		Gasolines	2,221	2,198
768	731	750		Kerosenes	740	754
2,396	2,238	2,074		Gas/Diesel oils	2,250	2,113
699	667	729		Fuel oil	682	757
717	630	712		Other products	659	669

6,756	6,490	6,521		Total oil products *	6,552	6,491
2,477	2,673	2,442		Crude oil	2,601	2,482

9,233	9,163	8,963	+3	Total oil sales	9,153	8,973	+2

				*Comprising:
1,903	1,826	1,948		Europe	1,855	1,973
1,279	1,238	1,215		Other Eastern Hemisphere	1,254	1,220
1,544	1,518	1,506		USA	1,488	1,495
676	679	658		Other Western Hemisphere	669	658
1,354	1,229	1,194		Export sales	1,286	1,145

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY [2]**	thousand tonnes
3,302	3,222	3,430		Base chemicals	9,804	10,648
2,399	2,429	2,200		First line derivatives	7,110	6,776
1	2	6		Other	8	23

5,702	5,653	5,636	+1		16,922	17,447	-3

				**Comprising:
2,225	2,220	2,232		Europe	6,718	7,128
1,376	1,380	1,385		Other Eastern Hemisphere	4,009	4,199
1,923	1,873	1,851		USA	5,667	5,639
178	180	168		Other Western Hemisphere	528	481

[1]	Q3 on Q3 change

[2]	Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Capital investment

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
			Capital expenditure:
			Exploration & Production:
2,956	2,702	3,425	World outside USA	8,898	11,020
721	774	519	USA	2,082	1,312

3,677	3,476	3,944		10,980	12,332

			Gas & Power[1]:
706	711	600	World outside USA	2,074	1,245
1	2	6	USA	4	15

707	713	606		2,078	1,260

			Oil Products:
			Refining:
247	355	251	World outside USA	862	866
49	109	75	USA	339	193

296	464	326		1,201	1,059

			Marketing:
523	285	569	World outside USA	1,022	1,072
31	23	36	USA	68	80

554	308	605		1,090	1,152

			Chemicals:
312	184	166	World outside USA	649	265
65	96	53	USA	244	150

377	280	219		893	415

101	75	(4)	Corporate[1]:	221	15

5,712	5,316	5,696	TOTAL CAPITAL EXPENDITURE	16,463	16,233

			Exploration costs:
183	143	161	World outside USA	453	414
211	46	67	USA	299	194

394	189	228		752	608

			New equity in equity accounted investments
615	308	112	World outside USA	1,170	311
5	3	3	USA	25	12

620	311	115		1,195	323

24	8	11	New loans to equity accounted investments	138	211

6,750	5,824	6,050	TOTAL CAPITAL INVESTMENT*[2]	18,548	17,375

			*Comprising:
4,427	3,884	4,214	Exploration & Production	12,571	13,204
901	808	658	Gas & Power[1]	2,441	1,411
942	777	962	Oil Products	2,418	2,279
378	280	219	Chemicals	896	465
102	75	(3)	Corporate[1]	222	16

6,750	5,824	6,050		18,548	17,375

[1]	As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its financial information no longer includes data related to the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continues to include some non-material businesses. The Wind and Solar businesses financial data are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the third quarter 2006 and the nine months period of 2006 capital investment data were reclassified and are impacted by $13 million and $38 million in the Gas & Power segment and by $(13) million and $(38) million in the Corporate segment, respectively.

[2]	In addition to the above amounts, see Note 6 regarding accounting impacts related to the Shell Canada minority interest acquisition.

Additional segmental information1

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2007	2007	2006		2007	2006
			Exploration & Production
3,510	3,301	3,743	Segment earnings of which:	10,319	11,485
608	450	401	Exploration	1,330	932
1,933	2,353	2,391	Depreciation, depletion & amortisation	6,614	6,551
733	659	574	Share of profit of equity accounted investments	2,305	2,271
6,477	7,452	7,074	Cash flow from operations	20,525	19,711

974	1,737	116	Less: Net working capital movements and taxation paid/accrued	3,658	415

5,503	5,715	6,958	Cash flow from operations excluding net working capital movements and taxation paid/accrued	16,867	19,296

48,702	45,879	47,784	Capital employed	48,702	47,784

			Gas & Power
568	779	781	Segment earnings of which:	2,150	2,054
79	77	62	Depreciation, depletion & amortisation	230	204
471	428	375	Share of profit of equity accounted investments	1,319	1,095

316	210	403	Cash flow from operations	1,113	1,771
(265)	4	(360)	Less: Net working capital movements and taxation paid/accrued	(353)	(509)

581	206	763	Cash flow from operations excluding net working capital movements and taxation paid/accrued	1,466	2,280

17,565	16,133	16,380	Capital employed	17,565	16,380

			Oil Products
1,651	2,936	2,160	Segment CCS earnings of which:	6,075	5,558
606	571	666	Depreciation, depletion & amortisation	1,833	1,993
394	721	432	Share of profit of equity accounted investments	1,395	1,277

1,700	1,464	2,867	Cash flow from operations	5,287	2,592
(956)	(1,809)	1,399	Less: Net working capital movements and taxation paid/accrued	(2,792)	(5,160)

2,656	3,273	1,468	Cash flow from operations excluding net working capital movements and taxation paid/accrued	8,079	7,752

48,423	46,546	40,839	Capital employed	48,423	40,839

			Chemicals
360	494	335	Segment CCS earnings of which:	1,334	822
154	150	196	Depreciation, depletion & amortisation	459	483
174	167	155	Share of profit of equity accounted investments	529	301

618	451	609	Cash flow from operations	1,185	1,081
104	(177)	387	Less: Net working capital movements and taxation paid/accrued	(610)	(45)

514	628	222	Cash flow from operations excluding net working capital movements and taxation paid/accrued	1,795	1,126

10,240	9,888	8,634	Capital employed	10,240	8,634

[1]	Corporate segment information has not been included in the above table. Please refer to the Earnings per industry segment section for additional information. The above data does not consider Minority interest impacts on the segments.

Notes
NOTE 1. Accounting policies and basis of presentation
The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other Industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.
Purchases of minority interests in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. The remaining accounting policies are set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2006 on pages 108 to 112.
NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
NOTE 3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income attributable to shareholders adjusted for Shell’s share of interest expense, after tax, as a percentage of Shell’s share of average capital employed for the period.
Components of the calculation ($ million):

	Q3 2007	Q3 2006
Income attributable to shareholders (four quarters)	28,147	24,527
Royal Dutch Shell share of interest expense after tax	578	627

ROACE numerator	28,725	25,154
Royal Dutch Shell share of capital employed – opening	114,556	105,779
Royal Dutch Shell share of capital employed – closing	135,272	114,556

Royal Dutch Shell share of capital employed – average	124,914	110,168

ROACE	23.0%	22.8%

NOTE 4. Earnings by industry segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” are disclosed in Royal Dutch Shell’s Annual Report and Form 20-F, with a reconciliation to the basis as presented here.
NOTE 5. Gearing
The numerator and denominator in the gearing calculation used by the Group are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (as applicable) which the Group believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.
Components of the calculation ($ million):

	Sep 30	Sep 30
	2007	2006
Non-current debt	12,660	7,665
Current debt	4,683	6,395

Total debt	17,343	14,060

Add: Net present value of operating lease obligations	11,319	9,442
Unfunded pension benefit obligations	—	2,919
Less: Cash and cash equivalents in excess of operational requirements	12,192	9,340

Adjusted debt	16,470	17,081
Total equity	120,026	110,291

Total capital	136,496	127,372

Gearing ratio (adjusted debt as a percentage of total capital)	12.1%	13.4%
NOTE 6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority
$ million	capital	shares	reserves	earnings	Total	interest	Total equity

At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	22,864	22,864	429	23,293
Income/(expense) recognised directly in equity	—	—	3,513	—	3,513	(33)	3,480
Capital contributions from minority shareholders	—	—	—	—	—	802	802
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	6	6	(49)	(43)
Dividends paid	—	—	—	(6,683)	(6,683)	(186)	(6,869)
Treasury shares: net sales/(purchases) and dividends received	—	752	—	—	752	—	752
Shares repurchased for cancellation	(6)	—	6	(2,849)	(2,849)	—	(2,849)
Share-based compensation	—	—	310	—	310	—	310

At September 30, 2007	539	(2,564)	12,649	107,570	118,194	1,832	120,026

	Ordinary
	share	Treasury	Other	Retained		Minority
$ million	capital	shares	reserves	earnings	Total	interest	Total equity

At December 31, 2005	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period	—	—	—	20,159	20,159	639	20,798
Income/(expense) recognised directly in equity	—	—	2,528	—	2,528	73	2,601
Capital contributions from minority shareholders	—	—	—	—	—	1,233	1,233
Effect of Unification	—	—	154	—	154	—	154
Dividends paid	—	—	—	(6,012)	(6,012)	(258)	(6,270)
Treasury shares: net sales/(purchases) and dividends received	—	375	—	—	375	—	375
Shares repurchased for cancellation	(22)	—	22	(6,811)	(6,811)	—	(6,811)
Share-based compensation	—	—	287	—	287	—	287

At September 30, 2006	549	(3,434)	6,575	97,914	101,604	8,687	110,291
Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada in the first quarter 2007 was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. In the first half of 2007, the Group has paid cash of $7.1 billion for shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at September 30, 2007 reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of RDS share options.
On April 18, 2007, Royal Dutch Shell signed and completed the Sale and Purchase agreement with OAO Gazprom for the transfer of 50% of its shares in Sakhalin Energy Investment Company Ltd, representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan. As of the end of the first quarter 2007, 100% of the Sakhalin project net assets of approximately $15 billion were presented in the Group balance sheet, offset by a minority interest of $6.7 billion representing the partners’ 45% interest in the project. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at September 30, 2007 no longer include the separate assets, liabilities and associated minority interest of the Sakhalin project, resulting in a net gain of $0.2 billion which is included in the income statement. The Group’s net asset position in the project is now accounted for as a single line item equity accounted investment.
NOTE 7. Statement of cash flows
This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.
Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

QUARTERS
Q3	Q2	Q3		NINE MONTHS
2007	2007	2006	$ million	2007	2006
9,139	8,848	10,079	Cash flow from operating activities	29,168	25,737
4,798	5,460	4,403	Current taxation	14,525	14,181
(728)	(1,704)	560	Decrease/(increase) in net working capital	(2,831)	(4,695)
(4,777)	(4,873)	(4,489)	Taxation paid	(12,054)	(14,428)

9,846	9,965	9,605		29,528	30,679

NOTE 8. Earnings per Royal Dutch Shell share
The total number of Royal Dutch Shell shares in issue at the end of the period was 6,381.3 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

				Nine	Nine
	Q3	Q2	Q3	months	months
millions	2007	2007	2006	2007	2006
Royal Dutch Shell shares of €0.07	6,261.7	6,281.7	6,373.9	6,276.7	6,446.6
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

				Nine	Nine
	Q3	Q2	Q3	months	months
millions	2007	2007	2006	2007	2006
Royal Dutch Shell shares of €0.07	6,285.8	6,303.1	6,399.8	6,296.5	6,470.9
Basic shares outstanding at the end of the following periods are:

	Q3	Q2	Q3
millions	2007	2007	2006
Royal Dutch Shell shares of €0.07	6,245.3	6,276.8	6,336.3
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

Royal Dutch Shell plc
Third Quarter 2007 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2007	2006	%		2007	2006	%	2007	2006	%
			Revenue
90,703	84,254	+8	Third quarter	66,050	66,097	+0	44,916	44,950	+0
249,079	243,345		Nine months	181,379	190,904		123,344	129,825

			Income attributable to shareholders
6,916	5,942	+16	Third quarter	5,036	4,661	+8	3,425	3,170	+8
22,864	20,159		Nine months	16,650	15,815		11,322	10,755

			CCS Earnings
6,392	6,948	-8	Third quarter	4,655	5,451	-15	3,165	3,707	-15
20,880	19,350		Nine months	15,205	15,180		10,340	10,323

			Total Equity
120,026	110,291	+9	Third quarter	84,714	87,031	-3	59,317	59,028	+0

			Capital Investment
6,750	6,050	+12	Third quarter	4,915	4,746	+4	3,343	3,228	+4
18,548	17,375		Nine months	13,507	13,631		9,185	9,270
Income attributable to Shareholders

	Q3		Q2	Q3
Per Ordinary Share	2007		2007	2006
ROYAL DUTCH SHELL PLC		$1.10	1.38	0.93
	euro	0.80	1.02	0.73
	pence	54.69	69.47	49.73
Notes:
1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2007	2006	2007	2006
Third quarter average rate	0.7282	0.7845	0.4952	0.5335
Third quarter end rate	0.7058	0.7891	0.4942	0.5352
2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

5.	Previous periods are adjusted for discontinued operations.